UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras begins contracting a hydrotreatment unit for REPLAN

—

Rio de Janeiro, June 28, 2021 - Petróleo Brasileiro S.A. – Petrobras informs that it has started today an international bidding process, in EPC (engineering, procurement and construction) mode, for the implementation of a new diesel hydrotreatment unit and the necessary auxiliary systems, aiming at adapting and modernizing the refining park at the Paulínia Refinery (REPLAN).

With this project, REPLAN will be able to produce 100% of low-sulfur diesel oil (S-10) and increase the production of jet fuel, aiming to meet the specifications and quantities demanded by the future market, in an economical way, with operational safety and lower impacts to the environment.

The new diesel hydrotreatment unit will have a production capacity of 10,000 m³/day of S-10 Diesel and is scheduled to start operating in 2025, in line with the 2021-2025 Strategic Plan.

About REPLAN

Inaugurated in May 1972, REPLAN is Brazil's largest refinery in terms of processing capacity, with a load of 69,000 m³/day of oil (equivalent to 434,000 bbl/day), located in the city of Paulínia-SP, 118 km from São Paulo.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 28, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer